APWC Announces Financial Results for the Second Quarter of 2026
•Quarterly revenue of $136.6 million, up 4% from Q1 and up 8% from a year ago.
•Quarterly operating profit was $3.4 million, up 36% from a year ago.
TAIPEI, Taiwan, August 14, 2026 (GLOBE NEWSWIRE) - Asia Pacific Wire & Cable Corporation Limited ("APWC" or the "Company") (NASDAQ: APWC) today announced its financial results for the second quarter ended June 30, 2026.

Quarterly revenue was $136.6 million, up 4% from the previous quarter and up 8% from a year ago.

For the quarter, earnings per share were $0.01, down 80% from the previous quarter and down 67% from a year ago.

Copper unit volume, measured by the tonnage of copper contained in the wire and cable sold, decreased 3% sequentially and decreased 7% from a year ago. This does not include other raw materials, such as aluminum and insulation materials.

Q2 Fiscal 2026 Summary

Q2 Financial Results
($ in millions, except earnings per share)	Q2 FY2026	Q1 FY2026	Q2 FY2025	Q/Q	Y/Y
Revenues	$136.6	$130.8	$126.9	4%	8%
Gross profit	$11.0	$10.7	$8.6	3%	28%
Operating expenses	$7.7	$7.6	$6.4	1%	20%
Operating profit	$3.4	$3.3	$2.5	3%	36%
Net income	$0.8	$1.4	$0.6	(43)%	33%
EPS[1]	$0.01	$0.05	$0.03	(80)%	(67)%

Revenue by Reportable Segments
($ in millions)	Q2 FY2026	Q1 FY2026	Q2 FY2025	Q/Q	Y/Y
North Asia	$29.5	$23.9	$22.8	23%	29%
ROW	$55.4	$55.7	$59.8	(1)%	(7)%
Thailand	$51.7	$51.2	$44.3	1%	17%
Total	$136.6	$130.8	$126.9	4%	8%

1Basic and diluted earnings per share (EPS) for the three-month periods ended June 30, 2026, March 31, 2026, and June 30, 2025 are calculated based on weighted average common shares outstanding of 41,232,454, 28,382,902, and 20,616,227, respectively. The increase in weighted average shares in 2026 reflects the full-period impact of the new common shares issued in February 2026. Numerators for all periods reflect profit attributable to the equity holders of the parent.

Revenue
Revenue for the second quarter was $136.6 million, representing an 8% year-over-year increase. The growth was largely attributable to the continued rise in international copper prices, alongside the gradual execution and completion of public-sector contracts.

North Asia revenue for the second quarter was $29.5 million, up 29% year over year and 23% sequentially. This growth was largely attributable to the continued upward trend in copper prices, as well as seasonal factors that boosted sales volume compared to the previous quarter.

Thailand's revenue for the second quarter was up 17% year over year and 1% sequentially, reflecting strong execution of public-sector orders and private-sector investment in manufacturing, supported by rising copper prices.

ROW revenue for the second quarter was down 7% from a year ago and 1% sequentially, primarily reflecting temporary market constraints in Singapore. Despite the modest sequential decline, revenue remained relatively stable compared with the previous quarter.

Gross Profit
Gross profit margin for the second quarter was 8.1%, expanding year over year from 6.8% while remaining relatively unchanged compared to the preceding quarter. The year-over-year growth was largely attributable to higher copper prices and robust demand for public sector orders.

Expenses
Total selling, general, and administrative expenses increased 19.5% year over year, primarily due to higher research and development costs and increased selling expenses.

Balance Sheet and Cash Flow
Cash and cash equivalents were $64.6 million, a decrease of $8.6 million from the preceding quarter, primarily reflecting payments made to suppliers.

Trade receivables for the second quarter rose to $112.7 million, up $4.6 million from the preceding quarter, primarily reflecting higher sales revenue driven by elevated copper prices and volume growth.

Inventory of $171.3 million represents an increase of $20.7 million from the preceding quarter. This expansion was mainly attributable to raw material accumulation required to fulfill public-sector contract delivery schedules.

Cash flow from operating activities generated an outflow of $18.0 million in the second quarter, compared to a net inflow of $1.6 million in the prior quarter. The increased cash outflow was primarily driven by higher raw material costs stemming from sustained copper price increases, as well as an inventory build to support the fulfillment of existing customer contracts. Cash inflow from financing activities was $10.5 million for the second quarter, primarily driven by additional short-term borrowings to fund raw material procurement.

We encourage shareholders to visit the Company's website for further information (www.apwcc.com). Information on the Company's website or any other website does not constitute a portion of this release.

About Asia Pacific Wire & Cable Corporation Limited
Asia Pacific Wire & Cable Corporation Limited is a holding company incorporated in Bermuda with principal executive offices in Taiwan that operates its business through operating subsidiaries. Through these subsidiaries, the Company is primarily engaged in the manufacture and distribution of enameled wire, power cable, and telecommunications products in Thailand, Singapore, Australia, the People’s Republic of China, Hong Kong and certain other markets in the Asia Pacific region. The Company also engages in the distribution of various wire and cable products manufactured by its controlling shareholder, Pacific Electric Wire & Cable Co., Ltd., and certain third parties. The Company also provides project engineering services in the supply, delivery and installation of power cable. The Company’s major customers include appliance component manufacturers, electrical contracting firms, state owned entities, and wire and cable dealers and factories.

Safe Harbor Statement
This release contains certain “forward-looking statements” relating to the Company, its business, and its subsidiary companies. These forward-looking statements are often identified by the use of forward-looking terminology such as “believes”, “anticipates”, “expects”, “estimates”, “intends”, “plans” or similar expressions. Such forward-looking statements involve known and unknown risks and uncertainties that may cause actual results to be materially different from those described herein as believed, anticipated, expected, estimated, intended or planned. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s reports that are filed with the Securities and Exchange Commission and available on the website (www.sec.gov). All forward-looking statements attributable to the Company, or to persons acting on its behalf, are expressly qualified in their entirety by these factors, other than as required under applicable securities laws. The Company assumes no duty to update these forward-looking statements.

Investor Relations Contact:
Pacific Holdings Group
2901 Dallas Parkway, Suite 360
Plano, TX 75093
Attn: Paul Weber
Phone: (469) 797-7191
Email: pweber@pusa.com

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS
(Amounts in thousands of US Dollars, except share data)

	For the three months		For the six months
	ended June 30,		ended June 30,
	2026	2025	2026	2025
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	US$'000	US$'000	US$'000	US$'000
Revenue	$136,648	$126,906	$267,494	$227,493
Cost of sales	(125,636)	(118,298)	(245,808)	(215,220)
Gross profit	11,012	8,608	21,686	12,273

Other operating income	395	192	512	227
Selling, general and administrative expenses	(7,687)	(6,434)	(15,332)	(12,860)
Other operating expenses	(334)	51	(334)	(1)
Net impairment loss on financial and contract assets	23	65	152	106
Operating profit	3,409	2,482	6,684	(255)

Finance costs	(449)	(563)	(799)	(977)
Finance income	284	44	303	66
Gain on disposal of investment	(13)	—	1,031	—
Exchange gain	230	331	592	605
Other income	46	(92)	119	106
Other expense	61	(80)	(166)	(80)
Profit before tax	3,567	2,121	7,763	(536)
Income tax expense	(1,370)	(762)	(2,510)	(401)
Profit for the period	$2,197	$1,359	$5,253	$(937)

Attributable to:
Equity holders of the parent	781	578	2,211	(901)
Non-controlling interests	1,416	781	3,042	(36)
	2,197	1,359	5,253	(937)

Basic and diluted profit per share	$0.01	$0.03	$0.06	$(0.04)
Basic and diluted weighted average common shares outstanding	41,232,454	20,616,227	34,863,953	20,616,227

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Amounts in thousands of US Dollars, except share data)

	For the three months		For the six months
	ended June 30,		ended June 30,
	2026	2025	2026	2025
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	US$'000	US$'000	US$'000	US$'000
Profit for the period	2,197	1,359	5,253	(937)
Other comprehensive income
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Exchange differences on translation of foreign operations, net of tax of nil	(547)	8,916	(4,745)	11,046
	(547)	8,916	(4,745)	11,046
Other comprehensive income/(loss) not to be reclassified to profit or loss in subsequent periods:
Changes in the fair value of equity instruments measured at FVOCI	63	(12)	(817)	(18)
Income tax effect	(13)	3	163	4
	50	(9)	(654)	(14)
Re-measuring losses on defined benefit plans	12	(43)	71	(54)
Income tax effect	(2)	9	(14)	11
	10	(34)	57	(43)

Other comprehensive income for the year, net of tax	(487)	8,873	(5,342)	10,989
Total comprehensive income for the period, net of tax	1,710	10,232	(89)	10,052
Attributable to:
Equity holders of the parent	853	7,022	280	7,119
Non-controlling interests	857	3,210	(369)	2,933
	$1,710	$10,232	$(89)	$10,052

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	As of June 30, 2026 (Unaudited)	As of December 31, 2025 (Audited)
	US$'000	US$'000
Assets
Current assets
Cash and cash equivalents	64,584	33,163
Financial assets at fair value through profit or loss	—	61
Trade receivables	112,678	103,535
Other receivables	227	936
Contract assets	11,894	7,748
Due from related parties	484	3,905
Inventories	171,278	151,515
Prepayments	3,491	3,118
Assets classified as held for sale	805	782
Other current assets	6,192	4,336
	371,633	309,099
Non-current assets
Financial assets at fair value through other comprehensive income	3,301	4,161
Property, plant and equipment	51,168	53,683
Right of use assets	2,350	2,879
Investment properties	512	536
Intangible assets	44	65
Investments in associates	830	875
Deferred tax assets	5,731	6,169
Other non-current assets	4,619	4,228
	68,555	72,596
Total assets	440,188	381,695

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	As of June 30, 2026 (Unaudited)	As of December 31, 2025 (Audited)
	US$'000	US$'000
Liabilities
Current liabilities
Interest-bearing loans and borrowings	58,455	41,828
Trade and other payables	54,760	58,184
Due to related parties	17,180	9,590
Financial liabilities at fair value through profit or loss	56	—
Accruals	6,060	11,079
Current tax liabilities	2,196	644
Employee benefit liabilities	1,124	2,507
Financial lease liabilities	1,026	1,113
Other current liabilities	14,870	6,877
	155,727	131,822

Non-current liabilities
Interest-bearing loans and borrowings	—	510
Employee benefit liabilities	7,621	6,524
Lease liabilities	1,038	1,473
Deferred tax liabilities	4,511	4,239
Other non-current liabilities	828	175
	13,998	12,921
Total liabilities	169,725	144,743

Equity
Issued capital	413	206
Additional paid-in capital	151,973	118,103
Treasury shares	(38)	(38)
Retained earnings	67,298	65,087
Other components of equity	(14,997)	(13,066)
Equity attributable to equity holders of the parent	204,649	170,292
Non-controlling interests	65,814	66,660
Total equity	270,463	236,952
Total liabilities and equity	440,188	381,695

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the three months		For the six months
	ended June 30,		ended June 30,
	2026	2025	2026	2025
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	US$'000	US$'000	US$'000	US$'000
Net cash used in operating activities	$(17,963)	$(15,454)	$(16,392)	$(17,462)
Net cash used in investing activities	(1,136)	(919)	(2,066)	(2,966)
Net cash provided by financing activities	10,482	11,577	51,066	19,612
Effect of exchange rate	(17)	1,508	(1,187)	1,749
Net decrease in cash and cash equivalents	(8,634)	(3,288)	31,421	933
Cash and cash equivalents at beginning of period	73,218	38,256	33,163	34,035
Cash and cash equivalents at end of period	$64,584	$34,968	$64,584	$34,968